UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 21, 2015



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464   26-2018846
(Commission File Number)   (I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

Today, May 21, 2015, Dollar Tree, Inc. issued a press release reporting its fiscal 2015 first quarter sales and earnings results and announcing that it will hold a publicly available telephone conference call to discuss these results. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in items 2.02 and 7.01, including that incorporated by reference, is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 7.01. Regulation FD Disclosure.

The information (including disclaimer) presented under Item 2.02 is incorporated by reference into this Item 7.01.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

99.1   Press Release dated May 21, 2015 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: May 21, 2015

By: /s/ Kevin S. Wampler

Kevin S. Wampler
Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated May 21, 2015 issued by Dollar Tree, Inc.

Exhibit 99.1



DOLLAR TREE, INC. REPORTS RESULTS FOR THE
FIRST QUARTER FISCAL 2015

~ Sales increased 8.8% to $2.18 billion and Same-Store Sales increased 3.4% ~
~ Diluted EPS, including acquisition-related costs, of $0.34 ~
~ Excluding acquisition-related costs, diluted EPS increased 6.0% to $0.71 ~

CHESAPEAKE, Va. - May 21, 2015 - Dollar Tree, Inc. (NASDAQ: DLTR), North America's leading operator of discount variety stores selling everything for $1 or less, today reported results for the first quarter ended May 2, 2015.

First Quarter Results
Consolidated net sales increased 8.8% to $2.18 billion from $2.00 billion in the prior year's first quarter. Consolidated same-store sales increased 3.4% on a constant currency basis, compared to a 2.0% increase in the prior-year period. Adjusted for the impact of Canadian currency fluctuations, the same-store sales increase was 3.1%. Sales performance was negatively impacted by delayed receipts at four of the Company's 10 distribution centers related to the west coast port congestion and the previously disclosed estimate of $8 million impact from the holiday calendar shift.

Gross profit increased 7.5% to $748.9 million from $696.6 in the prior year's first quarter. As a percent of sales, gross margin decreased by 40 basis points to 34.4%. The primary contributors to the decrease were increased freight costs, an adjustment for the previously announced inventory accounting method change related to Canadian operations, and higher shrink.

Selling, general and administrative expenses were 23.7% of sales compared to 23.2% of sales in the prior year's first quarter. The quarter included $10.4 million in acquisition-related costs associated with the pending merger with Family Dollar Stores, Inc. Excluding acquisition-related costs, selling, general and administrative expenses were 23.2% of sales, flat compared to the prior year's first quarter. Payroll costs, as a percent of sales, increased 10 basis points related to store bonuses and health care claims, and were partially offset by improved productivity in store payroll. Depreciation expense, as a percent of sales, improved by 10 basis points based on leverage of same-store sales.

Net income, compared to the prior year's first quarter, including acquisition-related costs, was $69.5 million and diluted earnings per share were $0.34. Excluding acquisition-related costs, net income increased approximately $8.0 million to $146.3 million and diluted earnings per share increased 6% to $0.71.

"Comparable store sales grew as the result of increases in both traffic and average ticket," stated Bob Sasser, Chief Executive Officer. "Customers are shopping with us more often and they are buying more on each visit. Our performance continues to validate that Dollar Tree is part of the solution for millions of customers seeking great values for their hard-earned dollars. Despite challenges presented by delayed receipts of merchandise related to the west coast port congestion and the impact of the holiday calendar shift, our team worked together to deliver solid sales and earnings, both of which were well within our guidance range. We entered the second quarter with fresh inventory, stocked shelves, and greater values than ever for our customers."

The Company opened 93 stores, expanded or relocated 10 stores, and closed six stores during the quarter. Retail selling square footage increased to 47.2 million square feet, a 7.1% increase compared to the prior year.

Company Outlook

The Company estimates consolidated net sales for the second quarter of 2015 to range from $2.17 billion to $2.23 billion, based on a low to low-mid single-digit increase in same-store sales and 8.0% square footage growth. Diluted earnings per share, excluding acquisition-related costs, are expected to range from $0.63 to $0.68.

Consolidated net sales for full-year 2015 are now expected to range from $9.24 billion to $9.42 billion compared to the Company's previous expected range of $9.21 billion to $9.45 billion. This estimate is based on a low to low-mid single-digit increase in same-store sales, and 7.3% square footage growth. Adjusted for its first quarter results, outlook for the remainder of the year remains unchanged from the Company's original 2015 guidance. The Company now anticipates net income per diluted share for full-year 2015, excluding acquisition-related costs, will range from $3.32 to $3.47. This compares to its previous guidance, excluding acquisition-related costs, of $3.30 to $3.50.

FTC Update

Dollar Tree continues to make progress with the Federal Trade Commission ("FTC") and divestiture buyers in order to complete the Company's pending acquisition of Family Dollar. The FTC's staff has substantially completed its review and we plan to divest approximately 330 Family Dollar stores representing approximately $45.5 million of operating income. The Company intends to reach an agreement with a divestiture buyer in the coming days and secure FTC clearance thereafter. The Company intends to close the proposed merger in early July 2015.

Conference Call Information

On Thursday, May 21, 2015, the Company will host a conference call to discuss its earnings results at 9:00 a.m. Eastern Time. The telephone number for the call is 888-812-8589. A recorded version of the call will be available until midnight Wednesday, May 27, 2015 and may be accessed by dialing 888-203-1112. The access code is 5936212. A webcast of the call is accessible through Dollar Tree's website, and will remain online until Wednesday, May 27.

Dollar Tree, a Fortune 500 Company, operated 5,454 stores across 48 states and five Canadian provinces as of May 2, 2015. Our stores operate under the brands of Dollar Tree, Dollar Tree Canada, and Deals. To learn more about the Company, visit www.DollarTree.com.

CONTACT: Dollar Tree, Inc.
             Randy Guiler, 757-321-5284
             Vice President, Investor Relations
             www.DollarTree.com

DOLLAR TREE, INC.
Condensed Consolidated Income Statements
(In millions, except per share data)

		First Quarter Ended				
		May 2, 2015				**May 3, 2014**
		(Unaudited)				(Unaudited)
		As Reported	**Adjustments (a)**	**As Adjusted**		**As Reported**
Net sales	$	2,176.7	$ —	$ 2,176.7	$	2,000.3
Cost of sales		1,427.8	—	1,427.8		1,303.7
Gross profit		748.9	—	748.9		696.6
		34.4%		34.4%		34.8%
Selling, general & administrative expenses		516.1	(10.4)	505.7		464.7
		23.7%	-0.5%	23.2%		23.2%
Operating income		232.8	10.4	243.2		231.9
		10.7%	0.5%	11.2%		11.6%
Interest expense, net		122.2	(114.0)	8.2		8.1
Other expense, net		(2.6)	—	(2.6)		—
Income before income taxes		113.2	124.4	237.6		223.8
		5.2%	5.7%	10.9%		11.2%
Income tax expense		43.7	47.6	91.3		85.5
Income tax rate		38.6%	38.3%	38.4%		38.2%
Net income	$	69.5	$ 76.8	$ 146.3	$	138.3
		3.2%	3.5%	6.7%		6.9%
Net earnings per share:						
Basic	$	0.34	$ 0.37	$ 0.71	$	0.67
Weighted average number of shares		206.2	206.2	206.2		206.8
Diluted	$	0.34	$ 0.37	$ 0.71	$	0.67
Weighted average number of shares		207.1	207.1	207.1		207.7

(a) The adjustments to Selling, general and administrative expenses and Interest expense, net for the first quarter are related to the pending acquisition of Family Dollar Stores, Inc.

NOTE: These condensed consolidated income statements have been prepared on a basis consistent with our previously prepared income statements filed with the Securities and Exchange Commission for our prior quarter and annual periods, with the exception of the footnotes required by GAAP for completed financial statements and inclusion of certain non-GAAP adjustments and measures as described in footnote (a) above. Management believes the reporting of comparable results is important in assessing the overall performance of the business and is therefore useful for investors and prospective investors.

DOLLAR TREE, INC.
Condensed Consolidated Balance Sheets
(Dollars in millions)
(Unaudited)

		May 2, 2015		January 31, 2015		May 3, 2014
Cash and cash equivalents	$	870.4	$	864.1	$	387.1
Restricted cash		7,244.1		—		—
Merchandise inventories, net		1,093.5		1,035.7		1,042.9
Current deferred tax assets, net		19.8		28.3		14.2
Other current assets		107.8		66.5		92.8
Total current assets		9,335.6		1,994.6		1,537.0
Property and equipment, net		1,226.0		1,210.5		1,115.5
Goodwill		166.1		164.6		169.6
Deferred tax assets, net		38.6		30.6		30.3
Other assets, net		102.9		92.4		101.5
Total assets	$	10,869.2	$	3,492.7	$	2,953.9
Accounts payable	$	515.6	$	433.6	$	447.0
Other current liabilities		474.3		385.3		196.4
Income taxes payable		25.3		42.7		81.1
Total current liabilities		1,015.2		861.6		724.5
Long-term debt		7,819.7		682.7		752.9
Income taxes payable, long-term		6.1		6.5		5.5
Other liabilities		157.4		156.9		153.2
Total liabilities		8,998.4		1,707.7		1,636.1
Shareholders' equity		1,870.8		1,785.0		1,317.8
Total liabilities and shareholders' equity	$	10,869.2	$	3,492.7	$	2,953.9
STORE DATA:						
Number of stores open at end of period		5,454		5,367		5,080
Total selling square footage (in millions)		47.2		46.5		44.0

The January 31, 2015 information was derived from the audited consolidated financial statements as of that date.

DOLLAR TREE, INC.
Condensed Consolidated Statements of Cash Flows
(In millions)
(Unaudited)

	13 Weeks Ended			
	May 2, 2015		May 3, 2014	
Cash flows from operating activities:				
Net income	$	69.5	$	138.3
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization		52.8		50.7
Provision for deferred taxes		1.2		(1.4)
Amortization of debt discount and debt issuance costs		2.6		0.6
Other non-cash adjustments to net income		22.2		17.2
Changes in operating assets and liabilities		(18.5)		(7.2)
Total adjustments		60.3		59.9
Net cash provided by operating activities		129.8		198.2
Cash flows from investing activities:				
Capital expenditures		(66.9)		(71.9)
Increase in restricted cash		(7,244.1)		—
Proceeds from sale of fixed assets		—		0.3
Net cash used in investing activities		(7,311.0)		(71.6)
Cash flows from financing activities:				
Payments on long-term debt		—		(12.8)
Proceeds from long-term debt		7,180.2		—
Debt issuance costs		(5.2)		—
Proceeds from stock issued pursuant to stock-based compensation plans		2.6		1.9
Tax benefit of exercises/vesting of stock-based compensation		9.6		3.4
Net cash provided by (used in) financing activities		7,187.2		(7.5)
Effect of exchange rate changes on cash and cash equivalents		0.3		0.3
Net increase in cash and cash equivalents		6.3		119.4
Cash and cash equivalents at beginning of period		864.1		267.7
Cash and cash equivalents at end of period	$	870.4	$	387.1